UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change of Company’s Certifying Accountant

On March 14, 2025, the board of directors (the “Board”) of TCTM Kids IT Education Inc. (the “Company”), upon recommendation of the audit committee of the Board (the “Audit Committee”), resolved to appoint Guangdong Prouden CPAs GP (“Prouden”) as the Company’s independent registered public accounting firm, effective March 14, 2025, succeeding Marcum Asia CPAs LLP (“Marcum Asia”), the Company’s former independent registered public accounting firm.

The reports of Marcum Asia on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2022 and 2023, and for each of the years in the three-year period ended December 31, 2023, contained no adverse opinion or disclaimer of opinion.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to March 14, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreement in Marcum Asia’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Marcum Asia with a copy of the disclosures it is making in this current report on Form 6-K and requested that Marcum Asia furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Marcum Asia agrees with the above disclosures and, if not, stating the respects in which Marcum Asia does not agree. To date, the Company has not received such letter from Marcum Asia; however, upon receipt of the same, the Company will file an amendment to this current report on Form 6-K to include the letter as an exhibit.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent period through March 14, 2025, neither the Company nor anyone on its behalf consulted with Prouden regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Prouden concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statement on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Xiaolan Tang
Name:	Xiaolan Tang
Title:	Chief Financial Officer

Date: March 14, 2025